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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print of Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

Cleveland                           Russell
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)
8080 N. Central Expressway
Suite 210, LB-59
--------------------------------------------------------------------------------
                                    (Street)

Dallas                              TX                  75206
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

Cover-All Technologies, Inc. (COVR)
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

February 3, 2003
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)

October 25, 2002
________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |X|  Director                             |_|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)

     ____________________________________________________________________
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable line)

     |X|  Form Filed by One Reporting Person
     |_|  Form Filed by More than One Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- Reported       (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           Date       any          ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                  (mm/dd/yy) (mm/dd/yy)    Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                      95,000          I        (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                      95,000          I        (2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                02/03/03                 P              25,000        A    $0.2800    25,000          I        (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                02/03/03                 P              25,000        A    $0.2800    25,000          I        (2)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

(1) Securities held by Renaissance US Growth Investment Trust PLC ("Renaissance US")(formerly Renaissance US Growth and Income Trust PLC). The reporting person is an executive officer of Renaissance Capital Group, Inc., which is the Investment Manager to Renaissance US and may therefore be deemed to be the beneficial owner of such shares. The reporting person disclaims such beneficial ownership.
(2) Securities held by BFS US Special Opportunities Trust PLC ("BFS US"). The reporting person is an executive officer of Renaissance Capital Group, Inc., which is the Investment Adviser to BFS US and may therefore be deemed to be the beneficial owner of such shares. The reporting person disclaims such beneficial ownership.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)      Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
$700,000 8%
Convertible
Debenture                                                                                               2,333,333   (I)      (1)
------------------------------------------------------------------------------------------------------------------------------------
$700,000 8%
Convertible
Debenture                                                                                               2,333,333   (I)      (2)
------------------------------------------------------------------------------------------------------------------------------------
Warrant                                                                                                    50,000   (I)      (1)
------------------------------------------------------------------------------------------------------------------------------------
Warrant                                                                                                    50,000   (I)      (2)
------------------------------------------------------------------------------------------------------------------------------------
$350,000 8%
Convertible
Debenture                                                                                               1,166,667   (I)      (1)
------------------------------------------------------------------------------------------------------------------------------------
$350,000 8%
Convertible
Debenture                                                                                               1,166,667   (I)      (2)
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:
(1) Securities held by Renaissance US Growth Investment Trust PLC ("Renaissance US")(formerly Renaissance US Growth and Income Trust PLC). The reporting person is an executive officer of Renaissance Capital Group, Inc., which is the Investment Manager to Renaissance US and may therefore be deemed to be the beneficial owner of such shares. The reporting person disclaims such beneficial ownership.
(2) Securities held by BFS US Special Opportunities Trust PLC ("BFS US"). The reporting person is an executive officer of Renaissance Capital Group, Inc., which is the Investment Adviser to BFS US and may therefore be deemed to be the beneficial owner of such shares. The reporting person disclaims such beneficial ownership.

NOTE:This filing corrects the number of shares reported in an earlier filing of the same date.


/S/  Russell Cleveland                                    February 5, 2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


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